Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on June 7, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JUNE 7, 2010
Daily News Brief
June 7, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs
TD BANK NEWS
1.	Why interns really matter – Philadelphia Business Journal
Robert Smith’s first professional work experience came after his junior year at Northeast High School. He landed a paid internship at TD Bank working as a greeter, through the WorkReady Summer Internship program.
2.	TD Charitable Foundation Presents $25,000 Gift To Newark Museum’s Early Childhood Initiative Program – The Alternative Press (NJ)
Thanks to a $25,000 grant from the TD Charitable Foundation, the charitable giving arm of TD Bank, more than 1,300 Newark preschoolers and 50 of their teachers participated in the Newark Museum’s innovative educational initiative, “Shapes, Colors, and Lines – Oh My!”
3.	Charlotte seen as a likely target as TD Bank grows – Charlotte Business Journal (NC)
Canada bank’s U.S. unit acknowledges interest in building presence in N.C. The next time a Charlotte-area bank looks for a buyer, expect Bharat Masrani to be one of the suitors. [TD Bank’s Neil Parmenter is also quoted.]
4.	Mary Ann Pires: Greenville’s future can change for the better – Greenville News (SC)
Right, Yogi. As usual, baseball icon Yogi Berra has an observation that’s perfect for the occasion. The future, with the pending arrival of TD Bank Financial Group as new owner of South Financial Group, will likely not be what it used to be. Yet, it could be at least as good or even better. Only time will tell.
5.	5 Banks That Might Get Burned by Reform – The Street
A controversial provision in the current version of the Senate’s financial reform bill could lead to dilutive common equity raises at several large banks. [TD Bank is mentioned.]
6.	Goss wins cycling championship; Teutenberg wins women’s race – Philadelphia Inquirer

After more than six hours of racing on a hot and humid Sunday afternoon, the 26th TD Bank Philadelphia International Cycling Championship came down to a sprint to the finish line.
INDUSTRY NEWS
1.	Which Provisions Are Likely to Stay In — and Get Stripped Out — of Financial Reform – American Banker
With lawmakers intent on sending a final regulatory reform bill to President Obama by July 4, much of the legwork is already happening behind the scenes on how to tackle a host of unresolved issues, including a proposed swaps ban, a stringent capital requirement, interchange fee regulation and a consumer protection agency.
2.	Bank of America Merrill Relaunches Small-Business Platform – American Banker
Bank of America Merrill Lynch has relaunched a retirement services platform for companies with fewer than 100 employees. The Advisor Alliance platform will allow Merrill Lynch advisers to sell recordkeeping and retirement plan administration services to small-business owners.
3.	Credit Unions: A Better Bet Than Banks? — The Wall Street Journal
Interest rates are low and could be heading lower. Bank failures are on the rise. And credit unions couldn’t be happier.
TD BANK NEWS
1.	Why interns really matter By Stephanie Gambone and Christopher Parker June 7, 2010 – Philadelphia Business Journal
Robert Smith’s first professional work experience came after his junior year at Northeast High School. He landed a paid internship at TD Bank working as a greeter, through the WorkReady Summer Internship program. Robert’s managers were so impressed they asked him to stay on during the school year and offered him a full-time position upon graduation. Two years later Robert works as assistant head teller in TD’s Andorra branch or “store.” He is excited about continuing to move up at TD and a career in banking, a path he had never considered before his internship.
For young people like Robert, this first professional experience can be life-changing. That is why we support the efforts to encourage all regional employers — from large companies to small businesses — to provide a paid internship for a Philadelphia high school student this summer. Over the past three summers, 3,500 young people have worked at universities and museums, corporations and radio stations.
Internships allow urban teens to see opportunities beyond their neighborhoods, help them learn important job skills, and teach them the value of going to work every day and earning pay.

Each year, however, there aren’t enough internships for many qualified and ambitious young people. In recent years, teen job losses have far exceeded that of other age groups. This joblessness has long-term consequences for the future of our city. Research shows that kids with work experience are more likely to go on to college, stay in our work force, earn bigger paychecks and become productive citizens and employees.
Stephanie Gambone is chair of the Greater Philadelphia Chamber of Commerce’s Young Professionals Network and vice president of business Partnerships for Philadelphia Youth Network (PYN), which manages the summer internships program. Christopher Parker is vice chair of the network and store manager and assistant vice president of TD Bank, the chamber’s corporate sponsor for summer internships.
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2.	TD Charitable Foundation Presents $25,000 Gift To Newark Museum’s Early Childhood Initiative Program June 6, 2010 – The Alternative Press (NJ)
Thanks to a $25,000 grant from the TD Charitable Foundation, the charitable giving arm of TD Bank, more than 1,300 Newark preschoolers and 50 of their teachers participated in the Newark Museum’s innovative educational initiative, “Shapes, Colors, and Lines – Oh My!”
This new curriculum-based program for 4-5 year olds, designed to complement the Museum’s groundbreaking modernist exhibition Constructive Spirit: Abstract Art in South and North America, 1920s-50s, enabled preschoolers to explore basic geometric shapes, color and lines from a fresh perspective, according to Ted Lind, the Museum’s Deputy Director for Education. “The program also served to enhance critical thinking skills and offered a forward-thinking approach to primary literacy development,” he said.
“The TD Charitable Foundation is proud to have partnered with the Newark Museum to create an interactive educational activity that strives to instill an early appreciation of art,” said TD Market President Nick Miceli. “It has been our pleasure to help introduce Newark pre-schoolers to their neighbor, the Newark Museum, and to the formative joys of the Museum experience.”
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3.	Charlotte seen as a likely target as TD Bank grows By Adam O’Daniel June 7, 2010 – Charlotte Business Journal (NC)
Canada bank’s U.S. unit acknowledges interest in building presence in N.C.
The next time a Charlotte-area bank looks for a buyer, expect Bharat Masrani to be one of the suitors.

Masrani, chief executive of TD Bank, the U.S. subsidiary of Canada-based Toronto-Dominion Financial Group, says he is happy with his new foothold in North Carolina. But he also isn’t backing away from speculation that TD Bank will seek to grow by acquisition in North Carolina and Georgia as it enters Southeastern banking markets.
“One never wants to say never,” Masrani recently said in a conference call with investors. “We are very happy with the footprint that we have. But should a compelling opportunity come up, we will certainly look at it.”
Observers speculate Masrani’s expansion plans will focus on the only major markets where his bank doesn’t have a presence along the Eastern seaboard: Charlotte, Raleigh and Atlanta.
Last month, TD announced plans to buy Greenville, S.C.-based The South Financial Group. South Financial owns 22 Carolina First bank branches in western North Carolina, 83 branches in South Carolina and 66 Mercantile Bank branches in central and northern Florida.
The acquisition is part of TD’s rapid expansion into the Southeast from its core territory in the Mid-Atlantic and Northeast, where it is a top-10 bank in most major markets. Before striking a deal with South Financial, TD already this year had acquired three failed Florida banks from the Federal Deposit Insurance Corp.
Filling gaps in its market
The deals, once finalized and integrated, will give TD a strong presence from South Florida to Maine. But obvious holes remain in North Carolina. The proposed acquisition of South Financial gives TD Bank a firm footing only in sleepy mountain communities. It also inherits a few branches in Wilmington.
But beyond five branches in S.C. counties near Charlotte, it lacks any presence in the Queen City, the largest banking market in the Carolinas.
Masrani told investors his company’s presence in the mountains will serve as “a beachhead from which to grow” in North Carolina.
A TD Bank spokesman confirms the bank wants to grow in North Carolina.
“Are we interested in continuing to grow in the Carolinas? Yes,” spokesman Neil Parmenter tells the Charlotte Business Journal. “What will that look like? It’s too early to say.”
TD Bank started building its U.S. franchise six years ago with the purchase of New England’s Banknorth Group. It followed up the 2007 acquisition of New Jersey-based Commerce Bancorp.
Today, TD Bank has about $155 billion in assets in the United States. And analysts believe the bank isn’t finished making deals.
“The next leg of the U.S. expansion for TD will be much more centered on the U.S. Southeast rather than the Northeast,” says Sumit Malhotra, a banking analyst at Macquarie Equities Research.

UNC Charlotte finance professor Tony Plath says TD Bank will need to complete two or three acquisitions to gain a foothold in Charlotte and Raleigh, plus three more purchases to gain ground in Georgia.
“They’re not done yet,” he says. “TD is going to build a complete Southeastern footprint.”
Few acquisitions available?
The challenge to entering the Charlotte market for TD Bank and its peers is the lack of a good target, Plath says. Charlotte is dominated by Wachovia Bank and Bank of America Corp., which together control about 90% of all local deposits. Regional banks BB&T, Fifth Third and SunTrust round out the top five. Most community banks in the area operate only a few branches and have less than $600 million in assets.
TD Bank also has signaled its willingness to grow organically, something it may be forced to do in Charlotte.
“I’m not aware of many banks that are opening new locations,” Masrani told Forbes.com last week. “We’re going to be opening 32 this year. Now that’s very much part of our network. You know, we continue to invest in our people. We continue to invest in our brand.”
TD Bank boasts the slogan “America’s most convenient bank.” It focuses on accessible branches, longer business hours than competitors and high-level customer service.
The bank avoided some of the worst challenges of the 2008 credit crisis because of its roots in the more conservative Canadian banking culture. It maintained higher-than-average capital ratios through the recession and did not participate in the U.S. Treasury’s Troubled Asset Relief Program.
But it did inherit some loan problems. The bank’s U.S. holding company recently reported a net loss of $19 million in the first quarter, after setting aside nearly $163 million for anticipated loan losses.
The Boston Business Journal, a sister publication of the Charlotte Business Journal, contributed to this report.
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4.	Mary Ann Pires: Greenville’s future can change for the better By Mary Ann Pires June 5, 2010 – Greenville News (SC)
The future ain’t what it used to be.”
Right, Yogi. As usual, baseball icon Yogi Berra has an observation that’s perfect for the occasion.
The future, with the pending arrival of TD Bank Financial Group as new owner of South Financial Group, will likely not be what it used to be. Yet, it could be at least as good or even better. Only time will tell.

Personally, from where I sit in the bleachers, I’m guardedly optimistic. Having been through similar experiences as an “acquired” employee, a past resident of Westchester County, New York, which saw the departure of many headquarters companies, and for the past 24 years as a management consultant, things can go either way for the affected com munity. It’s too early to tell.
It’s premature because this is one area where my profession of public relations has done a good job. We’ve advised acquiring companies to be reassuring and we’ve advised the acquired to sound optimistic. Wonder of wonders, most have listened. That, combined with the fact that many things remain to be resolved in a deal like this, makes for what we’ve heard in recent weeks.
I’m glad to hear it, especially from folks close to the decision-makers who say they’ve been favorably impressed. We should be particularly inclined to take Greenville’s newest corporate citizen at its word, because it has a huge opportunity here and seems savvy enough to know it. In fact, there are multiple opportunities inherent in the pending TD acquisition.
The first, of course, is TD’s: to expand its already-successful enterprise in a new U.S. footprint. Likewise, to continue the legacy of one of the most generous citizens in a generous community. Greenville is a place where giving back carries a cache that I’ve seldom seen, nationwide. TD will have a center spot in the philanthropic spotlight to fill. That’s their business-cum-corporate citizenship opportunity.
But what of other businesses in Greenville? They have an opportunity too. This transition is an ideal time for them to jump into the grantor pool and really be noticed.
When I chaired the Greater Greenville Chamber’s first corporate giving conference in 2006, our goal was to expand the field of business donors, to get more companies involved. We still have a way to go, despite some good effort. It’s frustrating to see whole business sectors, as well as certain professional groups, still on the philanthropic sidelines. All the while, ruts have been worn to the entrances of the more generous companies.
Now’s the time to change that. New givers, as well as businesses that step up their giving even a little —understanding that it has everything to do with the bottom line — will benefit inordinately in these hardscrabble times. Needs are great, grantee appreciation is high and there’s less donor competition.
A third opportunity exists for our business, economic development and tourism entities: an opportunity to “walk the talk.” Every one of them touts the area’s cultural, artistic and human services organizations as they work to attract others to Greenville. They’re justifiably proud of them.
So, why not support them? Yes, with a little green. On the occasions I’ve suggested this, it’s resulted in startled looks. But why not? If business organizations and others think these entities are such assets and use them to promote the area, then why not help the best of them stay afloat?
There’s a fourth opportunity for area nonprofits. If the local philanthropic landscape shifts some, as TD and future newcomer-companies put their respective stamps on local giving, isn’t this a great time for them to repackage their “ask”? Are some new strategies called for, when the contacts are no longer the same old same old? Might it be timely to look at further collaboration — even consolidation?

Six years after moving here, I continue to marvel at how Greenville supports so many nonprofits, all doing much the same thing — only with different leadership. How long it can go on is anyone’s guess. I’ve seldom seen its like in 25 years of strategic philanthropy work. It’s both good and bad, in my view. A reflection of so-called “philanthropic entrepreneurialism,” for sure. But with a whole lot of redundancy and drain on the resource base. Greenville is blessed with great wealth, but is it limitless?
Change is unsettling. But it’s also liberating. After all, Greenville has been all about thoughtful change for 25 years. Why stop now?
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5.	5 Banks That Might Get Burned by Reform By Philip van Doorn June 4, 2010 – The Street (FL)
A controversial provision in the current version of the Senate’s financial reform bill could lead to dilutive common equity raises at several large banks.
The amendment, which was introduced to the Restoring American Financial Stability Act of 2010 by Sen. Susan Collins (R-Maine) and approved on May 15, would exclude trust preferred securities, or TruPS, from bank holding companies’ regulatory capital ratios. A vote on the full banking reform bill is still to come.
A bank holding company’s Tier 1 capital — also known as core capital — is a conservative regulatory capital measure, which excludes non-qualifying preferred stock, unrealized gains on securities, goodwill, and other intangible items including deferred tax assets, but many TruPS are included.
Because of their seniority over other share types, TruPS are thought of as “essentially debt” by some analysts and investors. The Federal Deposit Insurance Corp. has long been against including TruPS as part of Tier 1 capital, although the Federal Reserve determined in 1996 that up to 25% of a bank holding company’s Tier 1 capital could be comprised of this type of equity.
The largest U.S. bank holding companies, including Bank of America (BAC), JPMorgan Chase (JPM), Citigroup (C) and Wells Fargo (WFC) had relatively small portions of their reported Tier 1 capital in TruPS as of March 31, and the group would see little impact from the amendment.
But some holding companies that have higher portions of Tier 1 capital in TruPS look vulnerable and could need to raise additional common equity, depending on how the exclusion ends up being enacted, if it happens at all.
In a gently-worded statement, Rochdale Securities analyst Richard Bove said the provision would require that “American banks withdraw from the global financial system because Americans would not be allowed to compete.” He went on to say that enacting the amendment as written would “result in the loss by America of the world’s core currency and the shrinking of the American economy.”

Using data supplied by SNL Financial, the following five banks had the highest levels of qualifying trust preferred securities as part of their Tier 1 capital among the largest 50 U.S. bank holding companies as of March 31. The list excludes South Financial Group (TSFG) because it’s since agreed to be acquired by TD Bank Financial Group (TD).
The Tier 1 risk-based capital ratio needs to be at least 6% for a bank to be considered well capitalized under ordinary circumstances. Regulators are still mulling what appropriate capital levels should be for the industry, especially for holding companies that owe the government bailout money received through the Troubled Assets Relief Program, or TARP, or are facing significant loan losses.
5. M&T Bank Corp (MTB) of Buffalo, N.Y. had $1.15 billion in qualifying trust preferred securities as of March 31, or 20% of Tier 1 capital, according to SNL Financial. The company owes $600 million in TARP money and its Tier 1 risk-based capital ratio was 8.9% as of March 31.
The company’s largest shareholder is Allied Irish Banks PLC(AIB), which recently announced plans to sell its reported 22.5% stake in M&T during 2010.
In a recent report on the effect of the possible exclusion of trust preferred securities from Tier 1 capital on large regional bank holding companies, Credit Suisse analyst Craig Siegenthaler said that since M&T’s capital levels were already relatively low, “the amendment poses an additional headwind for MTB as its Tier 1 ratio will decline to 7.1% vs. [the Regional Banks peer] group average of 10.6%.”
M&T stands out among the large banks still owing TARP money because it has remained profitable through the credit crisis and has decent loan quality. M&T’s ratio of non-performing assets to total assets as of March 31 was 2.07%, which was the lowest for the five holding companies being discussed here, and compared favorably with the national aggregate nonperforming assets ratio of 3.43% reported by the FDIC.
The company’s first-quarter ratio of net charge-offs (actual loan losses) to average loans was a low 0.73%, with loan loss reserves staying way ahead of the pace of loan losses, to cover 1.73% of total loans. M&T’s charge-off ratio was the lowest among the group of five holding companies by far, and compared to a national aggregate of 2.84%.
The risk to M&T’s shareholders is that regulators could require a raise in common equity before the company pays its off TARP tab, since a Tier 1 risk-based capital ratio of 7.1% (excluding TruPS) wouldn’t greatly exceed the 6% benchmark for a well capitalized bank. Shares closed Wednesday at $79.67, up 21% year-to-date.
4. Fifth Third Bancorp (FITB) had a Tier 1 risk-based capital ratio of 13.4% as of March 31 — the highest among our group of five. The company had $2.8 billion worth of qualifying trust preferred securities, or 21% of its Tier 1 capital.
Excluding TruPS, Credit Suisse estimates Fifth Third’s ratio would decline to 10.6%, which would still be high for a regional bank holding company in a normal credit environment.
In June 2009, after regulatory stress tests were completed, Fifth Third raised $1 billion in common equity. The company had previously raised $1.1 billion through a preferred offering in June 2008, and it still owes $3.4 billion in TARP money.

Fifth Third’s first-quarter results showed the company clearly turning a corner with reduced loan losses, lower nonperforming assets, and excess capital to ride through the latter stages of the credit crisis and repay TARP. But throw in an unexpected $2.8 billion Tier 1 capital hit, and Fifth Third’s common shareholders would likely be facing yet another dilutive secondary offering.
Fifth Third’s shares closed at $13.05 Wednesday, up 34% this year.
3. BB&T Corp.(BBT) had $3.5 billion in qualifying trust preferred equity as of March 31. This would come to 25.6% of Tier 1 capital, although current reporting rules require the company to limit the TruPS component of their reported Tier 1 capital to 25%.
BB&T’s Tier 1 risk-based capital ratio was 11.6% as of March 31 and Credit Suisse estimates that if trust preferred securities were excluded, the ratio would drop to 8.6%, which is still a pretty high level. Also in the bank’s favor is that it has already repaid TARP, so it wouldn’t face extra regulatory pressure to raise capital.
The bank has remained profitable through the crisis, although earnings have been hurt by elevated loan loss provisions. While nonperforming assets continued to increase in the first quarter, the pace of increase slowed, and BB&T reported declines in early-stage loan delinquencies.
Hilliard Lyons analyst Ross Demmerle was neutral on BB&T in a report published on April 26, saying the shares were “fairly valued” at $34.28. The stock has pulled back 10% from there to close at $30.73 on Wednesday, although they were still up 22% year-to-date.
At these levels, the shares aren’t especially cheap, selling for 2.1 times tangible book value and 19.7 times the current average estimate of analysts polled by Thomson Reuters for 2010 earnings of $1.50 a share. However, for investors with long term horizons, the stock is attractively priced at right around 9.6 times Wall Street’s current 2012 consensus view for a profit of $3.10 a share.
2. Capital One Financial (COF) had $3.6 billion in qualifying trust preferred securities as of March 31. The company’s ratio of qualifying trust preferred securities to Tier 1 capital was a whopping 31.6%, although reporting rules require the company to limit the trust-preferred component of reported tier 1 capital to 25%.
Capital One’s Tier 1 risk-based capital ratio stood at 9.6% as of March 31. Credit Suisse estimates the ratio would drop to 6.5% if trust preferred equity was completely and immediately excluded from Tier 1 capital.
A heavy-handed and quick implementation of the Collins amendment would make a dilutive secondary offering of common shares a real possibility for Capital One, but given a little time the company should be able to sufficiently boost its capital through earnings.
Capital One’s first-quarter net income came in at $636 million, or a return on average assets of 1.39%, and a return on equity of 12.15%. Those excellent numbers (in the current environment) reflect the company’s determination that the quality of its credit card portfolio had improved enough for it to reduce its quarterly provision for loan loss reserves to $1.47 billion, even though net loan charge-offs totaled $2 billion during the quarter. Continued “releasing” of reserves bodes well for both subsequent quarters and the Tier 1 risk-based capital ratio.

A company spokesperson told TheStreet: “it’s premature to speculate on the pending legislation.”
Shares closed at $41.75 Wednesday, up 9% this year, after pulling back from a high of $46.73 on April 23. At that level, the stock was trading at 1.8 times tangible book value and 11.2 times Wall Street’s average 2010 earnings estimate of $3.60 a share.
1. Out of the 50 largest domestic bank holding companies, Popular, Inc. (BPOP), of San Juan, Puerto Rico had the highest ratio of qualifying trust preferred equity to Tier 1 capital as of March 31, at 33.6%. Qualifying trust preferred equity totaled $814 million.
The company’s Tier 1 risk-based capital ratio was 9.5% as of March 31, and based on a calculation that removes the allowed 25% of reported Tier 1 capital that was comprised of TruPS, the ratio would drop to 7.1%. However, that excludes the effect of the company’s recent acquisition of $9.4 billion in assets from the failed Westernbank Puerto Rico, and a preferred equity raise of $1.1 billion that has already been converted to common equity and will be included as Tier 1 capital. Don’t Miss
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Popular converted the $935 million in TARP money it owed to trust preferred securities in August 2009.
Another recent development was Popular’s announcement that it’s received a number of bids to sell a majority stake of its Evertec technology subsidiary. According to B. Riley & Co. analyst Joe Gladue, the sale “would permit Popular to recognize a gain of $700 to $750 million.”
For Popular, the major concern is loan quality, as nonperforming assets comprised 7.43% of total assets as of March 31, although reserves appeared adequate, covering 5.51% of total loans, while the net charge-off ratio was 3.84%. Puerto Rico’s unemployment rate exceeds 16% and Popular’s management has said that nonperforming loans could continue to increase for several quarters, so it remains to be seen when the company will turn a corner.
Despite the bank being in flux, Gladue is bullish on the shares with a 12-month price target of $4.25. Shares closed at $2.95 Wednesday, up 31% year-to-date.
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6.	Goss wins cycling championship; Teutenberg wins women’s race By Kevin Tatum June 6, 2010 – Philadelphia Inquirer
After more than six hours of racing on a hot and humid Sunday afternoon, the 26th TD Bank Philadelphia International Cycling Championship came down to a sprint to the finish line.
It was anybody’s race, and anybody turned out to be Matthew Goss of Australia and the HTC-Columbia team.

It was Goss’ third attempt at winning the 156-mile classic, and he won this one in 6 hours, 15 minutes, 46 seconds.
The victory made it the second year in a row that HTC-Columbia won both the men’s and women’s races. Ina Teutenberg of Germany and HTC-Columbia won the women’s Liberty Classic.
In the men’s race, Slovak Peter Liquigas Sagan of the Liquigas-Doimo team and Norway’s Alexander Kristoff of the BMC Racing team came in second and third, respectively. All three leaders finished with the same time.
No fewer than 33 other riders were vying with Goss in a desperate sprint at the end.
“I was in good position coming out of [Logan Circle],” said Goss, who received a winner’s share of $13,500 of the $51,690 prize money. “I made my move with 180, 200 meters to go.”
More than 200 riders participated in the men’s race, but only 67 were listed in the final results. Australia’s Nathan O’Neil had the lead with nine laps to go on a course that started and ened on the Benjamin Franklin Parkway and ran along Kelly Drive, through Manayunk, up the famous Manayunk Wall and back through Fairmount Park.
With five laps remaining, Will Routley of Canada was setting the pace. At one point, he had a lead of 1:30 on his closest rival. But, on his last trip up the Wall in Manayunk, Routley struggled, and the pack that was chasing him caught up.
That waa when Goss’ teammates on HTC-Columbia helped push him to the front.
“Coming off the Wall behind the first group, it wasn’t the best situation,” Goss said. “But, it’s a long way to go from the top of the Wall, so I kind of knew [the leaders] would come back. We missed some big breaks every time and had to do a lot of work at the end. It’s nice to some out with the win.”
Episcopal Academy graduate Tyler Wren was 42d in 6:28.06.
While Goss won the men’s event for the first time, Teutenberg captured her fourth title in the 16th women’s Liberty Classic. Her time of 2:31:39 in the 57.6-mile.race put her on top of a field of 120 competitors that was the race’s largest ever.
It was the second straight year that Teutenberg earned the women’s crown, which she also claimed in 2007 and 2005. This year, a group of 22 riders was packed together as the end of the race neared. In the final stretch, Teutenberg beat out Shelly Evans of the Peanut Butter and Co. Twenty12 team, who was attempting to become the first American to win the Liberty Classic.
“Out of [Logan Circle on the final lap], Shelly jumped a little early, and she was flying,” said Teutenberg, who received $2,210. “I was able to get back on top of it. It was a great race.”
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INDUSTRY NEWS

Page11 of 18

1.	Which Provisions Are Likely to Stay In — and Get Stripped Out — of Financial Reform By Stacy Kaper June 7, 2010 – American Banker
With lawmakers intent on sending a final regulatory reform bill to President Obama by July 4, much of the legwork is already happening behind the scenes on how to tackle a host of unresolved issues, including a proposed swaps ban, a stringent capital requirement, interchange fee regulation and a consumer protection agency.
Interviews with analysts, industry representatives, academics and other sources point to a growing consensus on how some of these issues will play out. American Banker offers the following answers to frequently asked questions as a guide to the conference committee’s work.
When does the conference committee start?

It will kick off Wednesday with opening statements. While lawmakers have promised the negotiations will take place in public, that appears unlikely, with negotiations already taking place behind closed doors.
“Nothing is going to happen in conference. Everything is going to happen beforehand. The conference is just going to kind of rubber-stamp it,” said Kip Weissman, a partner in the law firm Luse Gorman Pomerenk & Schick. “It’s not a question of openness; it’s a question of ceremony. ... It’s very, very rare for there to be true negotiations in conference.”
House Financial Services Committee Chairman Barney Frank is expected to chair the conference, but the Senate bill is expected to be the base text, which gives an advantage to provisions already included in that version.
Opening statements are likely to go on through next week, and substantive public discussion won’t begin until June 15.
What are the most critical issues?
The House and Senate bills are similar in many ways, but the Senate version has several provisions not found in the House bill, including ones that would force banks to spin off their derivatives trading operations, regulate interchange rates on debit cards, eliminate the thrift charter and stop trust-preferred securities from counting as Tier 1 capital.
The two bills also confront national bank preemption in slightly different ways and differ on where a consumer agency should be housed and how it should be funded.
Will the derivatives provision survive?
The measure is expected to be heavily watered down or even dropped. Several regulators have argued that forcing banks to spin off their swaps desk would increase, not decrease, risk in the system, and the Obama administration is thought to oppose it.
The most likely scenario is that lawmakers will beef up the Senate bill’s language on the Volcker Rule to ban proprietary trading to ensure it covers derivatives activities. Under the compromise, regulators could ban risky trading activities.
“I think ultimately the derivatives language and the ‘Volcker’ language will end up sort of meshing,” said Josh Rosner, a managing director at the research firm Graham Fisher & Co.

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“Banks will be allowed to hedge for themselves and they’ll be allowed to for customers, but anything that falls outside of that on the derivatives trading side — i.e., that is not for economic business purposes — will end up being forced outside the bank holding company.”
What about the provision on trust-preferreds?
That, too, is likely to be moderated. At the behest of the Federal Deposit Insurance Corp., Sen. Susan Collins, R-Maine, added a provision to stop trust-preferred securities from counting as Tier 1 capital. (The FDIC argues it’s really debt and doesn’t absorb losses.)
But implementation of that ban would cause a huge drop in Tier 1 capital, a prospect that has many in the industry panicking.
While it could be stripped from the final bill, many expect such a restriction to be phased in gradually and existing trust-preferreds may be grandfathered. But conferees must tread carefully. Collins is one of only four Republicans who voted for the bill in the Senate and her vote on final passage will be crucial.
But the interchange amendment will be taken out, right?
Don’t bet on it. Although state treasurers have joined bankers in opposition of the provision by Sen. Richard Durbin, D-Ill., that would require the Federal Reserve Board to ensure interchange fees on debit cards are “reasonable and proportional,” the odds of removing the provision are slim.
Durbin and a slew of retailer groups are lobbying hard to keep the measure in the final bill, and argue the Senate’s 64-to-33 vote on it is proof that it enjoys considerable bipartisan support.
“I don’t expect significant watering down,” said Brian Gardner, an analyst with KBW Inc.
“You could see some tightening of the language of what ‘reasonable and proportional’ means, how you define what the actual costs are for the issuers and the networks. ... But I think the guts of the amendment, which is to instruct the Fed to regulate these fees ... stays in place.”
Both bills would eliminate the Office of Thrift Supervision, but what about the thrift charter?
It is likely to survive.
The House would keep the thrift charter while the Senate would grandfather existing thrifts but close off the charter to new applicants.
Senate Banking Committee Chairman Chris Dodd resisted efforts by Sen. John Kerry, D-Mass., to preserve the thrift charter during the regulatory reform vote, but most observers think he did so to preserve a bargaining chip for conference, not because he is committed to the issue.
Frank, meanwhile, has repeatedly said he wants to preserve the thrift charter.
What about the consumer protection agency?
That issue appears to be in flux. While the House would create a stand-alone agency, the Senate would place an independent bureau underneath the Fed. The Senate version may prevail simply because it has an easier funding mechanism — it would just draw money from the central bank.

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I thought the preemption provisions in both bills would restore the Barnett standard. Why is there still a fight?
Both bills would allow the Office of the Comptroller of the Currency to preempt state laws on a case-by-case basis, but the Senate bill explicitly references the 1996 Barnett Supreme Court case, while the House uses its own language designed to emulate it.
The House bill also would add provisions that would require the OCC to prove a substantive federal standard addresses the same issue a state law attempts to tackle before it could be preempted.
The House would give the state attorneys general the ability to enforce any federal law against a national bank, while the Senate bill restricts them to just enforcing new rules from the consumer protection regulator.
Raj Date, the chairman of the Cambridge Winter Center for Financial Institutions Policy, said: “The Senate language is going to prevail. Sometimes I wonder whether the distinction is as big of a deal as the industry and the OCC lead themselves to believe, but I don’t think it’s going to be a big, contentious issue.”
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2.	Bank of America Merrill Relaunches Small-Business Platform By Matt Ackermann June 7, 2010 – American Banker
Bank of America Merrill Lynch has relaunched a retirement services platform for companies with fewer than 100 employees.
The Advisor Alliance platform will allow Merrill Lynch advisers to sell recordkeeping and retirement plan administration services to small-business owners.
Advisers can use the portal to review the investment performance of retirement plan funds and generate customizable quarterly plan sponsor investment review reports for small-business owners.
Through this reporting and online “dashboard” view of a retirement plan portfolio, advisers can help plan sponsors determine on an ongoing basis how funds are performing relative to their peers and, when appropriate, present alternative funds to replace poor performers.
More than 8,000 of Merrill’s 15,000 advisers are working with small-business owners. This year there have been more than 1,400 small-business client referrals into the Bank of America Merrill Lynch institutional retirement business from Bank of America’s global commercial bank.
The relaunch of the platform was announced on June 3.
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3.	Credit Unions: A Better Bet Than Banks? By Jane J. Kim June 4, 2010 – The Wall Street Journal
Interest rates are low and could be heading lower. Bank failures are on the rise. And credit unions couldn’t be happier.
With their fatter yields and lower fees, credit unions are having little trouble attracting depositors these days. Many also are positioning themselves as a more wholesome alternative to Wall Street bailouts, bank seizures and predatory lending scandals, offering trustworthy advice and good customer service.
As with banks, credit-union deposits are insured up to $250,000 by the federal government.
A few weeks ago, Samantha Johnson of Madison, Wis., left M&I Bank, where she had banked for 12 years, in favor of Summit Credit Union. Lower fees were one factor: Summit, unlike M&I, didn’t charge a fee for its checking accounts if, for example, her balances fell below certain levels. Another draw, she says, was the credit union’s willingness to spend time with her to set up a financial plan.
“You could never walk into a bank and have them spend so much time with you,” says the 33-year-old pricing analyst at an insurance firm.
Credit unions are seeing big growth in their deposits, as their share of the total U.S. household savings climbs. Credit unions’ share of the total household-savings market climbed to 10% in March, from 9.5% a year earlier, according to a Wall Street Journal analysis of data from the Federal Reserve, the National Credit Union Administration and the Treasury Department. At Otero Federal Credit Union in Alamogordo, N.M., which has $221 million in assets and some 32,000 members, deposit growth has been about 8% to 10% in the past year.
Some bankers say credit unions’ market-share gains are a bit misleading. The American Bankers Association points out that all depository institutions have seen a flight to quality in recent years. “Deposits have not been hard to get for the banks or credit unions,” says Wayne Abernathy, executive vice president for financial institutions policy.
Of course, credit unions, which have 91.5 million members, aren’t for everyone. Consumers have to meet membership requirements, usually based on where they live or work. And those looking for more complicated wealth-management advice or trust services may have to look elsewhere. Credit unions focus mainly on deposit products, such as checking, savings accounts and certificates of deposit (known as “share certificates”), and consumer loans, such as mortgages and auto loans.
And credit unions haven’t escaped the financial crisis entirely. Many are seeing higher loan losses, while several corporate credit unions — which provide services to retail credit unions — took big losses in mortgage-backed securities, prompting a government bailout.
“We have been collateral damage just like everyone else,” says Bill Hampel, the chief economist at the Credit Union National Association, a trade group. “Even the good, old-fashioned standard conventional mortgages were severely affected by the sharp declines in home prices.”

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That is why it is important to check out the financial health of any institution with which you are planning to do business. The National Credit Union Association, a regulator akin to the Federal Deposit Insurance Corp., provides detailed financial information at ncua.gov. Beyond that, there are various ratings services that grade the safety and soundness of financial institutions. Bankrate.com and BauerFinancial.com, for example, grade financial institutions.
Here are some ways to get more yield on your money or cut your interest payments:
Deposits
You can generally find higher rates on certificates of deposit, checking and savings accounts at credit unions than at traditional banks. In May, for example, the average yields on one- and five-year CDs at credit unions were 1.19% and 2.73%, respectively, compared with 0.70% and 2.12% at banks and thrifts, according to Bankrate.com.
Credit unions are more likely to offer free checking at a time when more banks face legislation that is expected to cut into overdraft fees, a profitable source of revenue. “With regulatory changes on the horizon, that’s going to be a game changer for free checking,” says Greg McBride, senior financial analyst at Bankrate.com, which recently found that 39 of the 50 largest credit unions offer free checking.
Credit unions are paying high yields on so-called reward checking accounts when people make a certain number of debit-card transactions and direct deposits, and agree to get their statements online. Interra Credit Union of Goshen, Ind., is paying 4% on deposits of as much as $10,000 in its “My Rewards Checking” account. The catch: If you fail to meet all of the monthly requirements, the yield drops to 0.10% for that month.
Credit unions also are rolling out new products aimed at younger savers. In 2009, Navy Federal Credit Union, based in Vienna, Va., launched a one-year EasyStart CD — with a 2.9% yield — that allows people to buy a CD with as little as $50.
Mortgages
Credit unions are dropping rates on loans even as they expand into new areas, such as student and small-business loans.
One of the fastest-growing loans at Pentagon Federal Credit Union is its 5/5 adjustable-rate mortgage, which offers a 3.88% rate for five years and then adjusts every five years — with no origination fees — and covers most of the lender’s fees. Mortgage-loan activity has picked up at Interra Credit Union, which plans to offer a $250 Visa gift card to members who purchase or refinance a mortgage starting next week.
In general, the rates on primary mortgages are usually about the same for credit unions as for traditional banks, because the secondary market plays such a big role in mortgage rates and availability. Closing costs, however, are likely to be lower at credit unions than at banks.
Home-equity lines of credit could be a better deal at credit unions than at banks. In May, the average rate on home-equity lines of credit was 4.47% at credit unions and 5.63% at banks, according to Bankrate.com.
Cars and Credit Cards

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Credit unions usually offer better deals on auto loans, too. In May, they charged an average of 5.73% on a four-year new-auto loan, versus 6.98% at their banking counterparts, according to Bankrate.com.
Navy Federal is offering a 1.99% rate on 36-month new car loans, while Otero Federal Credit Union is running a promotion in which it will beat the rate of outside auto loans by up to 3 percentage points with a floor of 3.49% for up to 60 months. Others are throwing in sweeteners. FAA Credit Union in Oklahoma City, which is offering a rate of 3.6% on car loans up to 72 months, is throwing in $25 gasoline cards as referral bonuses.
Credit unions also are building up their credit-card businesses. While most cards have variable rates, meaning their rates will move higher once market rates move up, some credit unions still offer fixed rates and have been launching more no-fee rewards cards. Navy Federal recently launched a no-fee card that offers 1% cash back on the first $10,000 spent each year and 1.5% after that.
Penalty fees also are likely to be lower at credit unions. A recent Bankrate survey found that while the cash advance and balance-transfer fees on bank-issued cards have been rising — up to 5% of the transaction in some cases — only about half of credit unions charged such fees, and in most cases the fees stayed the same, says Mr. McBride of Bankrate.
Interra’s Platinum credit card, for example, has a fixed-rate of 8.9% and a cash-advance rate of 8.9%. A late fee of $17 is only assessed if the user is more than 10 days past due, compared with late fees of $39 that are typical in bank-issued cards.
“It’s not an all-or-nothing proposition. You can have a checking account at one place, a high-yield savings account someplace else, and a safe deposit box at the third,” Mr. McBride says. “Sometimes it pays to be a free agent to make sure you’re getting the best terms on each product.”
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